Exhibit B
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

						Six months
	Year ended December 31,					ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(US$ million)
	(unaudited)
Income before income taxes, equity results and minority interests	3,003	5,420	7,829	15,233	13,217	8,686	3,886
Fixed charges:
Interest costs — capitalized	31	86	126	78	230	31	115
Interest costs — expensed	671	560	1,222	2,517	1,765	909	580
Guaranteed preferred stock dividend	59	129	213	370	475	412	569

	761	775	1,561	2,965	2,470	1,352	1,264
Amortization of capitalized interest	6	8	13	18	26	9	11
Distributed income of equity investees	200	489	516	394	513	271	143

	3,970	6,692	9,919	18,610	16,226	10,318	5,304
Less: Interest capitalized	(31)	(86)	(126)	(78)	(230)	(31)	(115)
	3,939	6,606	9,793	18,532	15,996	10,287	5,189

Ratio of earnings to combined fixed charges and preferred dividends	5.18	8.52	6.27	6.25	6.48	7.61	4.11